UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Novatel Wireless, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

66987M604
(CUSIP Number)

Andrea L. Mancuso
505 Huntmar Park Drive, Suite 325
Herndon, VA 20170
(703) 865-0700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
HC2 Holdings 2, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,067,382

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,067,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,067,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.9%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
United Teacher Associates Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,338,270

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,338,270

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,338,270

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Continental General Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,135,529

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,135,529

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,135,529

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Continental Insurance Group, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,473,799

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,473,799

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,473,799

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Continental Insurance, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,473,799

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,473,799

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,473,799

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
HC2 Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,067,382

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,067,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,067,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.9%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 66987M604	Page 8 of 10 Pages
SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 6 (“Amendment No. 6”) amends the Schedule 13D filed on September 16, 2014, as amended by Amendment No. 1 filed on November 21, 2014, Amendment No. 2 filed on February 26, 2015, Amendment No. 3 filed on March 30, 2015, Amendment No. 4 filed on July 30, 2015 and Amendment No. 5 filed on January 12, 2016 (as amended, the “Schedule 13D”), and relates to the shares of Common Stock, $0.001 par value (the “Shares”), of Novatel Wireless, Inc. (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 6. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

On March 17, 2016, HC2 Holdings 2, Inc. (“HC2 Holdings”), United Teacher Associates Insurance Company (“UTAIC”) and Continental General Insurance Company (“CGIC”) entered into that certain securities purchase agreement whereby HC2 Holdings sold and each of UTAIC and CGIC purchased, respectively, 3,397,094 and 312,000 Shares.

(a, b) As of the date hereof, HC2 Holdings may be deemed to be the beneficial owner of 13,067,382 Shares, representing the beneficial ownership of 23.9% of the Shares, based on 53,188,288 Shares outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2015. The number of Shares beneficially owned includes Shares acquirable starting September 26, 2015 upon exercise of the warrant issued on March 26, 2015 (the “March 2015 Warrant”).

HC2 Holdings has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 13,067,382 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 13,067,382 Shares.

(a, b) As of the date hereof UTAIC may be deemed to be the beneficial owner of 8,338,270 Shares, representing the beneficial ownership of 15.7% of the Shares, based on 53,188,288 Shares outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2015.

UTAIC has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 8,338,270 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 8,338,270 Shares.

(a, b) As of the date hereof, CGIC may be deemed to be the beneficial owner of 3,135,529 Shares, representing the beneficial ownership of 5.9% of the Shares, based on 53,188,288 Shares outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2015.

CGIC has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 3,135,529 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 3,135,529 Shares.

(a, b) As of the date hereof, CIG may be deemed to be the beneficial owner of 11,473,799 Shares, representing the beneficial ownership of 21.6% of the Shares, based on 53,188,288 Shares outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2015.

CIG has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 11,473,799 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 11,473,799 Shares.

(a, b) As of the date hereof, CII may be deemed to be the beneficial owner of 11,473,799 Shares, representing the beneficial ownership of 21.6% of the Shares, based on 53,188,288 Shares outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2015.

CII has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 11,473,799 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 11,473,799 Shares.

(a, b) As of the date hereof, HC2 Holdings, Inc. (“HC2”) may be deemed to be the beneficial owner of 13,067,382 Shares, representing the beneficial ownership of 23.9% of the Shares, based on 53,188,288 Shares outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2015. The number of Shares beneficially owned includes Shares acquirable starting September 26, 2015 upon exercise of the March 2015 Warrant.

HC2 has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 13,067,382 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 13,067,382 Shares.

(c) Except as set forth above or previously reported in the Schedule 13D, the Reporting Persons have not effected any transactions in the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2016

HC2 HOLDINGS 2, INC.

By:	/s/ Michael Sena
	Name:	Michael Sena
	Title:	Chief Financial Officer and Director

UNITED TEACHER ASSOCIATES INSURANCE COMPANY

By:	/s/ David D. Ramsey
	Name:	David D. Ramsey
	Title:	SVP, Chief Actuary & Chief Risk Officer

CONTINENTAL GENERAL INSURANCE COMPANY

By:	/s/ David D. Ramsey
	Name:	David D. Ramsey
	Title:	SVP, Chief Actuary & Chief Risk Officer

CONTINENTAL INSURANCE GROUP LTD.

By:	/s/ Jim Corcoran
	Name:	Jim Corcoran
	Title:	Executive Chair

CONTINENTAL INSURANCE, INC.

By:	/s/ Jim Corcoran
	Name:	Jim Corcoran
	Title:	Executive Chair

HC2 HOLDINGS, INC.

By:	/s/ Michael Sena
	Name:	Michael Sena
	Title:	Chief Financial Officer